UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                           MID-STATE RACEWAY, INC.
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                               (Name of Issuer)

                        Common Stock, $.10 Par Value
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                      (Title of Class of Securities)

                                 595492 10 9
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                                (CUSIP Number)

                            Martin J. Gersten, Esq.
                            Freedman & Gersten LLP
                              90 Birch Hill Road
                           Newtown, Connecticut 06470
                                (203) 364-0290
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 12, 2003
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595492 10 9
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1.  Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons
    (Entities Only):
         Victoria Scott

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2.  Check the Appropriate Box if a Member of a Group:               (a) [  ]
                                                                    (b) [  ]

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3.  SEC Use Only


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4.  Source of Funds:
         OO

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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e):                                                       [  ]

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6.  Citizenship or Place of Organization:
         U.S.A.

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              7.  Sole Voting Power:
                    450,000 shares of common stock, $.10 par value per share

              ---------------------------------------------------------------
Number
of Shares     8.  Shared Voting Power:
Beneficially        -0-
Owned by      ---------------------------------------------------------------
Each
Reporting     9.  Sole Dispositive Power:
Person With         450,000 shares of common stock, $.10 par value per share

              ---------------------------------------------------------------
              10. Shared Dispositive Power:
                    -0-

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11. Aggregate Amount Beneficially Owned by Each Reporting Person:
         450,000 shares of common stock, $.10 par value per share

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  [  ]

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13. Percent of Class Represented by Amount in Row (11):
         50.4%

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14. Type of Reporting Person (See Instructions):
         IN

     This Schedule 13D is being filed by Ms. Victoria Scott (the "Reporting Person") with the Securities and Exchange Commission.

Item 1.  Security and Issuer
-------  -------------------

      Title of Security:  Common Stock, $.10 par value ("Shares")

      Name and address of principal executive offices of Issuer:
                          Mid State Raceway, Inc.
                          P.O. Box 860
                          Ruth Street
                          Vernon, New York 13476

Item 2.  Identity and Background
-------  -----------------------

     (a) Name of Reporting Person:  Victoria Scott

     (b) Business Address: c/o Mid State Raceway, Inc.
                           P.O. Box 860
                           Ruth Street
                           Vernon, New York 13476

     (c) Present Occupation:   Director of the Issuer

     (d) Criminal convictions in past five years:   none

     (e) Civil proceedings during the last five years to which the Reporting Person was a party, resulting in a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to federal or
state securities laws:   none

     (f) Citizenship:   U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------

     On November 12, 2003, the reporting person acquired a common stock purchase warrant (the "Warrant"), exercisable to purchase up to 450,000 Shares of the Issuer, from All Capital, LLC, a Nevada limited liability company ("All Capital"), whose sole member and manager is Shawn A. Scott, the son of the Reporting Person and a shareholder of the Issuer. The aggregate consideration paid by the Reporting Person for the acquisition of the Warrant was $450,000 ($1.00 per underlying Share). The Warrant acquired from All Capital evidenced substantially all of a common stock purchase warrant exercisable for 500,000 Shares, previously issued by the Issuer to All Capital on March 29, 2002 in partial consideration for a loan in the amount of $8.5 million made by All Capital to the Issuer. All Capital retained the balance of the warrant exercisable to purchase 50,000 Shares.

     Contemporaneously with the acquisition of the Warrant, on November 12, 2003, the Reporting Person exercised the Warrant to purchase the underlying Shares at an exercise price of $2.00 per Share for aggregate consideration to the Issuer of $900,000. The funds used by the Reporting Person to acquire the Warrant from All Capital and to exercise the Warrant and acquire the underlying Shares were borrowed from All Capital pursuant to a loan from All Capital to the Reporting Person in the principal amount of $1,350,000. The Reporting person executed and delivered a one-year promissory note (the "Note") in favor of All Capital evidencing the principal amount of the loan and setting forth the per annum interest rate of 6% on the principal amount of the loan, which interest is payable quarterly in arrears. The maturity date of the loan is November 11, 2004, and the principal and accrued and unpaid interest thereon is due upon written demand of All Capital at any time subsequent to that date. Pursuant to a Pledge Agreement entered into between the Reporting Person and All Capital as of November 12, 2003 (the "Pledge Agreement"), the Shares issued pursuant to the exercise of the Warrant have been pledged to All Capital to secure the Reporting Person's repayment obligations under the Note.

Item 4.  Purpose of Transaction
-------  ----------------------

     The Shares acquired by the Reporting Person were acquired for investment purposes to seek a potential appreciation in the value of such Shares. Notwithstanding the fact that the Reporting Person acquired the Shares for investment purposes, the Reporting Person currently serves as a member of the board of directors of the Issuer and solely as a result of the acquisition of the Shares pursuant to the exercise of the Warrant, the Reporting Person currently holds a majority of the issued and outstanding Shares of the Issuer. Consequently the Reporting Person is in a position to direct the outcome of substantially all matters subject to shareholder vote, including, without limitation, the election of directors, except with respect to those matters that require a minimum 80% shareholder vote as currently provided for in the Issuer's certificate of incorporation and by-laws.

     Depending on various factors, including, without limitation, the Issuer's business, prospects and financial condition, as well as available opportunities for the Reporting Person to acquire or dispose of Shares of the Issuer, the Reporting Person may in the future take certain actions with respect to her holdings of Shares of the Issuer. These actions may include the purchase of Shares in the open market, to the extent a public market for the Issuer's Shares then exists, as well as purchases of Shares in privately negotiated transactions, through the exercise of options or otherwise or the disposition of Shares now owned, or hereafter acquired, from time to time or at any time. The Reporting Person otherwise has no plans or proposals which relate to or would result in any of the mattes set forth in (a) through (j) of Item 4 of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer
-------  ------------------------------------

     (a) The Reporting Person beneficially owns 450,000 Shares which represents approximately 50.4% of the 892,766 Shares of the Issuer outstanding as of January 10, 2004.

     (b) The number of Shares for which the Reporting Person has sole power to vote and dispose is 450,000. The Reporting Person does not share voting or disposition powers with respect to any of the Shares of the Issuer.

     (c) During the past sixty days the Reporting Person acquired the Warrant which was exercisable to acquire 450,000 Shares and thereafter acquired such 450,000 Shares pursuant to the exercise of the Warrant and the payment of the aggregate exercise price therefore on November 12, 2003. The Reporting Person did not have any other transactions in the securities of the Issuer during the past 60 days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares of the Issuer beneficially owned by the Reporting Person except as otherwise set forth in this Schedule 13D.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect
-------  -------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     As set forth in the response to Item 3 above, the Reporting Person has entered into a Pledge Agreement with All Capital pursuant to which the Reporting Person has pledged all of the Shares acquired pursuant to the exercise of the Warrant to secure the repayment obligations under the Note. The Pledge Agreement provides that, to the extent that the Reporting Person defaults on a repayment obligation under the Note, which default is not timely cured by the Reporting Person, All Capital may exercise certain rights with respect to the Shares. These rights include the power to vote or give consents and waivers with respect to the Shares as well as to sell the Shares at a private sale or public auction, the proceeds of which would be applied toward the outstanding principal amount of the loan and accrued interest thereon, as well as All Capital's expenses relating to actions taken to collect the unpaid amount of the loan.

Item 7.  Material to be Filed as Exhibits
-------  --------------------------------

Exhibit  Description

(1) 6% Promissory Note dated November 12, 2003 by Victoria Scott in favor of All Capital LLC

(2) Shares Pledge Agreement dated November 12, 2003 between Victoria Scott and All Capital, LLC

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ Victoria Scott
                                       ------------------------------
                                       VICTORIA SCOTT

Dated:  February 20, 2004